Exhibit 99.9

English translation for information purposes

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp (division Mechelen)

Report of the Board of Directors in accordance with

Article 7:199 of the Belgian Companies and Associations Code

Dear shareholders,

In accordance with the provisions of article 7:199 of the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time (the “Belgian Companies and Associations Code”), the Board of Directors of Galapagos NV (the “Company” or “Galapagos”) has the honor to report, in this special report, on the proposal that shall be made to the extraordinary shareholders’ meeting to be convened on 30 April 2024 (or on 25 June 2024 should the required quorum not be achieved at the first meeting) (the “EGM”) to renew the authorization to the Board of Directors to increase the share capital of Galapagos with an amount up to 20% in the framework of the authorized capital.

1	Background

The extraordinary shareholders’ meeting of 29 March 2005 has authorized the Board of Directors to increase the share capital of the Company. This authorization was granted for a period of 5 years. It has been renewed (and amended and increased) by the extraordinary shareholders’ meetings of 6 January 2006, 24 April 2007, 2 June 2009, 23 May 2011, 26 April 2016, 25 April 2017, and, most recently, on 22 October 2019.

Through the authorization of 22 October 2019 the Company’s Board of Directors has been authorized to increase the share capital in one or more times with an amount of EUR 67,022,402.04 (excluding issue premium). The aforementioned authorization can be used by the Board of Directors by a simple majority resolution for capital increases up to 20% of the share capital at the time of the convening of the extraordinary shareholders’ meeting of 22 October 2019. The authorisation is valid for a period of five years as from 13 November 2019, and is still valid on the date of this special report. On the date of this special report, the authorized capital has been used at six occasions:

•

On 17 April 2020, in connection with the issuance of the so-called ‘Subscription Right Plan 2020’ and ‘Subscription Right Plan 2020 RMV’, under which a maximum of 2,173,335 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 11,757,742.35 (excluding issuance premium);

•

On 30 April 2021, in connection with the issuance of the so-called ‘Subscription Right Plan 2021 BE’, the ‘Subscription Right Plan 2021 RMV’ and the ‘Subscription Right Plan 2021 ROW’ under which a maximum of 2,493,433 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 13,489,472.53 (excluding issuance premium);

•

On 13 January 2022, in connection with the issuance of the so-called ‘Subscription Right Plan 2022 (A)’ under which a maximum of 30,000 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 162,300.00 (excluding issuance premium);

•

On 26 January 2022, in connection with the issuance of the so-called ‘Subscription Right Plan 2022 (B)’ under which a maximum of 1,000,000 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 5,410,000.00 (excluding issuance premium);

English translation for information purposes

•

On 6 May 2022, in connection with the issuance of the so-called ‘Subscription Right Plan 2022 BE’, ‘Subscription Right Plan 2022 RMV’ and ‘Subscription Right Plan 2022 ROW’, under which a maximum of 2,091,239 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 11,313,602.99 (excluding issuance premium); and

•

On 5 May 2023, in connection with the issuance of the so-called ‘Subscription Right Plan 2023 BE’, ‘Subscription Right Plan 2023 RMV’ and ‘Subscription Right Plan 2023 ROW’, under which a maximum of 1,538,400 new shares could be issued (upon exercise of granted and accepted subscription rights) for a total maximum capital increase of EUR 8,322,744.00 (excluding issuance premium).

On the date of this special report an aggregate amount of EUR 50,455,861.87 of the authorized capital has been used, as a result of which EUR 16,566,540.17 of the authorized capital remains available.

2	Proposal to renew the authorized capital

2.1	Summary of proposal

On 14 July 2019, the Company announced that it entered into a 10-year global research and development collaboration with Gilead Sciences, Inc. Within the framework of such collaboration, Gilead Therapeutics A1 Unlimited Company entered into a subscription agreement on 14 July 2019 pursuant to which it agreed to invest in the share capital of the Company in consideration of new shares (the “Subscription Agreement”). This capital increase was effected on 23 August 2019. The Subscription Agreement also included, amongst other things, a commitment to make a proposal to an extraordinary shareholders’ meeting of the Company to renew the authorization of the Board of Directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the aforementioned extraordinary shareholders’ meeting. Such authorisation was approved on 22 October 2019 and was published in the annexes to the Belgian Official Gazette on 13 November 2019.

The Subscription Agreement provides that between the 57 month and 59 month anniversary of the capital increase referred to above (i.e., between 23 May 2024 and 23 July 2024), the Board of Directors agrees to convene an extraordinary general meeting of the shareholders of the Company at which the shareholders of the Company would be asked to approve:

•

the issuance to Gilead Therapeutics A1 Unlimited Company of an additional new subscription right (in the form of a warrant), the so-called ‘Subsequent Gilead Warrant B’, having terms and conditions that (mutatis mutandis) are the same as the terms and conditions of the outstanding ‘Initial Gilead Warrant B’. For further information on the proposed issuance of the ‘Subsequent Gilead Warrant B’, reference is made to the report of the Board of Directors prepared in accordance with article 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code (which will also be submitted to the EGM).

•

the authorization to the Board of Directors, valid for a period of five (5) years from the date of publication of the authorization in the Annexes to the Belgian Official Gazette, to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the relevant extraordinary general meeting, which capital increases may be achieved by the issuance of shares, convertible bonds and/or subscription rights (warrants) exercisable by contributions in cash or in kind, with or without issuance premium, and which authorization will explicitly authorize the Board of Directors to restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries (including Gilead Therapeutics A1 Unlimited Company and its affiliates).

English translation for information purposes

In view hereof, and as the Company’s annual shareholders’ meeting will be held on 30 April 2024, the proposed renewal of the authorized capital, will be submitted to the EGM on 30 April 2024, (or on 25 June 2024 should the required quorum for the EGM not be achieved at the first meeting).

The renewed authorization is to be valid for a 5-year term from the date of publication of the renewed authorization in the Annexes to the Belgian State Gazette and can only be used if no public takeover bid is ongoing (i.e. non-defensive use only).

For the sake of completeness, it should be noted that the Subscription Agreement provides for certain consequences in case the EGM were not to approve the proposed renewal of the aforementioned authorisation. Notably, in such situation the Company will have to submit the proposed renewal of the authorisation as soon as possible to a subsequent general shareholders’ meeting of the Company and, if such subsequent meeting were not to approve the proposed renewal of the authorization, the Company will be obliged to re-submit the proposed renewal of the authorisation to another extraordinary general shareholders’ meeting at the occasion of the annual general shareholders’ meeting of the Company (and this until the proposed renewal of the authorization has been approved).

2.2	Renewal of authorized capital up to 20% of share capital

The Board of Directors of the Company proposes to the extraordinary shareholders’ meeting to be authorized for a period of five years to increase the share capital in one or several times with an amount of up to 20% of the current share capital, provided that the Company has not been notified of a public takeover bid for its shares at the time of such increase. In particular, the Board of Directors proposes to delete the section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text (whereby the amount of 20 percent of the subscribed capital referred to below between square brackets shall be determined on the basis of the outstanding subscribed capital at that time):

“Authorized capital

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. 20 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription right is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

English translation for information purposes

The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3	Specific circumstances and purposes for use of authorized capital

The Company’s Board of Directors is of the opinion that the renewal of the authorized capital is necessary to meet the needs of the Company as a listed company.

Especially with the Company’s shares being publicly listed on Euronext Brussels and Euronext Amsterdam and the Company’s American Depositary Shares being publicly listed on NASDAQ, the procedure of convening an extraordinary shareholders’ meeting for a capital increase is complex, expensive, and time consuming. This procedure can thus be incompatible with the fluctuations on the capital markets or with certain business opportunities that the Company would otherwise be able to take advantage of. The proposed authorizations would allow the Board of Directors to increase the Company’s share capital in those circumstances in which it would be undesirable, impossible or inopportune to convene an extraordinary shareholders’ meeting.

Such situation could occur when the Board of Directors determines that the cash position of the Company needs to be strengthened within a relatively short timeframe to finance and support its research and development programs or to enable the Company to react to new research and development opportunities in a quick and flexible way. In addition, the Company may wish to finance certain transactions, such as acquisitions (of companies, business or assets), corporate partnerships, in-licensing deals or other types of mergers, partnerships or strategic alliances, wholly or partially with the issue of new shares or to permit one or more specific new shareholders to participate in its share capital. The convening of a shareholders’ meeting could in such circumstances, for example, lead to a premature announcement of the relevant transaction. With such (and other) transactions the Board of Directors shall aim for the continuous growth of the Company, where appropriate and/or possible by means of equity financing, and to strengthen the capital base of the Company by attracting strategic shareholders where possible.

Furthermore, the renewal of the authorized capital would enable the Company’s Board of Directors to comply with its commitments under the aforementioned Subscription Agreement. In particular, it should be noted that the aforementioned Subscription Agreement provides that, if the extraordinary general meeting were not to approve the proposed issuance of the aforementioned ‘Subsequent Gilead Warrant B’, amongst other things:

•

the Company and Gilead Therapeutics A1 Unlimited Company shall collaborate to structure and organize the right to subscribe for shares as reflected by the ‘Subsequent Gilead Warrant B’ via a contractual subscription or option agreement or otherwise, allowing, to the greatest extent legally possible, Gilead Therapeutics A1 Unlimited Company to subscribe for or acquire the number of shares of the Company it would otherwise be able to subscribe for or acquire upon exercise of the ‘Subsequent Gilead Warrant B’, whether through the Company’s authorized capital or otherwise; and

•

as long as the Board of Directors shall have the power to issue shares within the framework of the authorized capital, the authorized capital shall to the greatest extent legally possible be used with priority for the purpose of the issuance of shares to Gilead Therapeutics A1 Unlimited Company, without prejudice to the right of the Company to use the authorized capital for equity-based incentives or compensation for current or future employees, consultants, directors and/or officers of the Company or its affiliates.

The Board of Directors can also use the authorized capital to issue subscription rights (as the case may be, in the form of warrants) in connection with the Company’s remuneration policy for its and its subsidiaries’ employees, directors, independent consultants and other members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

English translation for information purposes

Finally, the Board of Directors notes that the proposed authorization cannot be used after the Belgian Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the shares of the Company.

Done on 28 March 2024.

[Signature page follows]

English translation for information purposes

For the Board of Directors of the Company,

[Signed]	[Signed]
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels Chair	Jérôme Contamine Director